SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULES 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)1

                               EP Medsystems Inc.
                                (Name of Issuer)


                                  Common Stock
                       (Title of Each Class of Securities)


                                    26881P103
                         (CUSIP Number for Common Stock)


                                January 31, 2003
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



---------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

[CUSIP No. 26881P103]                   13D             [Page 2 of 19 Pages]

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Greenberg Healthcare Management, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                  (b)[X]

3. SEC USE ONLY

4. SOURCE OF FUNDS
   OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                (a) [ ]
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         (b) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

   NUMBER OF      7. SOLE VOTING POWER
                     -0-
      SHARES
                  8. SHARED VOTING POWER
BENEFICIALLY         259,380

    OWNED BY      9. SOLE DISPOSITIVE POWER
                     -0-
        EACH
                 10. SHARED DISPOSITIVE POWER
   REPORTING         259,380

 PERSON WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    259,380

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES** [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    1.7%
14. TYPE OF REPORTING PERSON**
    OO
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

[CUSIP No. 26881P103]                   13D             [Page 3 of 19 Pages]




1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       The Pharmaceutical/Medical Technology Fund, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                              (b) [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS
   OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            (a) [ ]
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     (b) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

   NUMBER OF       7. SOLE VOTING POWER
                      -0-
      SHARES

BENEFICIALLY       8. SHARED VOTING POWER
                      215,682
    OWNED BY
                   9. SOLE DISPOSITIVE POWER
        EACH          -0-

   REPORTING      10. SHARED DISPOSITIVE POWER
                      215,682
 PERSON WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    215,682

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES** [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    1.4 %

14. TYPE OF REPORTING PERSON**
    PN
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

[CUSIP No. 26881P103]                   13D             [Page 4 of 19 Pages]



1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Strategic Healthcare Investment Fund

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                              (b) [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS
   OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            (a) [ ]
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     (b) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands

   NUMBER OF      7. SOLE VOTING POWER
                     -0-
      SHARES
                  8. SHARED VOTING POWER
BENEFICIALLY         43,698

    OWNED BY      9. SOLE DISPOSITIVE POWER
                     -0-
       EACH
                 10. SHARED DISPOSITIVE POWER
   REPORTING         43,698

 PERSON WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    43,698

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES** [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    0.3%
14. TYPE OF REPORTING PERSON**
    OO
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

[CUSIP No. 26881P103]                   13D             [Page 5 of 19 Pages]



1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      EGS Private Healthcare Associates, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                              (b) [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS
   OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            (a) [ ]
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     (b) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

   NUMBER OF     7. SOLE VOTING POWER
                    -0-
      SHARES
                 8. SHARED VOTING POWER
BENEFICIALLY        2,647,696

    OWNED BY     9. SOLE DISPOSITIVE POWER
                    -0-
        EACH
                10. SHARED DISPOSITIVE POWER
   REPORTING        2,647,696

 PERSON WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,647,696

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES** [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    16.8%

14. TYPE OF REPORTING PERSON**
    OO
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

[CUSIP No. 26881P103]                   13D             [Page 6 of 19 Pages]



1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       EGS Private Healthcare Partnership, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                              (b) [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS
   OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            (a) [ ]
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     (b) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


                   7. SOLE VOTING POWER NUMBER OF
      SHARES             -0-

BENEFICIALLY       8. SHARED VOTING POWER
                      2,316,734
    OWNED BY
                   9. SOLE DISPOSITIVE POWER
        EACH          -0-

   REPORTING      10. SHARED DISPOSITIVE POWER
                      2,316,734
 PERSON WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,316,734

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES** [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    14.8%

14. TYPE OF REPORTING PERSON**
    PN

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

[CUSIP No. 26881P103]                   13D             [Page 7 of 19 Pages]



1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        EGS Private Healthcare Counterpart, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                              (b) [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS
   OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            (a) [ ]
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     (b) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

                   7. SOLE VOTING POWER NUMBER OF
                         -0-
      SHARES
                    8. SHARED VOTING POWER
BENEFICIALLY           330,962

    OWNED BY        9. SOLE DISPOSITIVE POWER
                       -0-
        EACH
                   10. SHARED DISPOSITIVE POWER
   REPORTING           330,962

 PERSON WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    330,962

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES** [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    2.2%

14. TYPE OF REPORTING PERSON**
    PN
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

[CUSIP No. 26881P103]                   13D             [Page 8 of 19 Pages]



1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Frederic Greenberg

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                              (b) [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS
   OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            (a) |_|
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     (b) |_|

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

                   7. SOLE VOTING POWER NUMBER OF
                         20,000
       SHARES
                    8. SHARED VOTING POWER
 BENEFICIALLY          2,907,076

     OWNED BY       9. SOLE DISPOSITIVE POWER
                       20,000
         EACH
                   10. SHARED DISPOSITIVE POWER
    REPORTING          2,907,076

  PERSON WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,927,076

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES** [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    18.4%

14. TYPE OF REPORTING PERSON**
    IN
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

[CUSIP No. 26881P103]                   13D             [Page 9 of 19 Pages]



1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Abhijeet Lele

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                              (b) [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS
   OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            (a) [ ]
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     (b) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

                   7. SOLE VOTING POWER NUMBER OF
                       14,000
      SHARES
                    8. SHARED VOTING POWER
BENEFICIALLY           2,647,696

    OWNED BY        9. SOLE DISPOSITIVE POWER
                       14,000
        EACH
                   10. SHARED DISPOSITIVE POWER
   REPORTING           2,647,696

PERSON WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,661,696

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES** [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    16.8%

14. TYPE OF REPORTING PERSON**
    IN
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

          This Schedule 13D (this "Schedule 13D") relates to the shares of Common Stock (the "Common Stock"), of EP Medsystems Inc., a New Jersey corporation (the "Issuer"). The Issuer's principal executive offices are located at 575 Route 73 North, Building D, West Berlin, New Jersey 08091, U.S.A.

Item 2.   Identity and Background

          1. (a) Greenberg Healthcare Management, LLC ("Greenberg Management") is a Delaware limited liability company. Greenberg Management's principal business is to invest in and act as the general partner or managing member of The Pharmaceutical/Medical Technology Fund, L.P., Strategic Healthcare Investment Fund, Select Biotechnology Fund, L.P., and such other investment partnerships, limited liability companies or similar investment vehicles as Greenberg Management's managing members determine from time to time. The address of Greenberg Management's principal business and principal office is P.O. Box 400, Sugarloaf Shores, Florida 33044.
               (b) During the last five years, Greenberg Management has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
               (c) During the last five years, Greenberg Management has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws.

         2.    (a)  The Pharmaceutical/Medical Technology Fund, L.P.
                    ("Pharm/Med Tech Fund") is a Delaware limited Partnership. Pharm/Med Tech Fund's principal business is to invest and trade in the securities of companies transacting business in the health care industry. The address of Pharm/Med Tech Fund's principal business and principal office is 350 Park Avenue, 11th Floor, New York, New York 10022.
               (b) During the last five years, Pharm/Med Tech Fund has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
               (c) During the last five years, Pharm/Med Tech Fund has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws.

            3.  (a) Strategic Healthcare Investment Fund ("Strategic
                    Healthcare") is a Cayman Islands company. Strategic Healthcare's principal business is to invest in the securities of companies transacting business in the health care industry. The address of Strategic Healthcare's principal business and principal office is c/o MeesPierson (Cayman) Limited, British American Centre, Phase 3, Dr. Roy's Drive, P.O. Box 2003, George Town, Grand Cayman, Cayman Islands. B.W.I.
                (b) During the last five years, Strategic Healthcare has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
                (c) During the last five years, Strategic Healthcare has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws.

            4.  (a) EGS Private Healthcare Associates, LLC ("Healthcare
                    Associates") is a Delaware limited liability company. Healthcare Associates' principal business is to serve as the general partner of EGS Private Healthcare Partnership, L.P. and EGS Private Healthcare Counterpart, L.P. and to invest and trade in the securities of companies transacting business in the health care industry. The address of Healthcare Associates' principal business and principal office is 350 Park Avenue, 11th Floor, New York, New York, 10022.
                (b) During the last five years, Healthcare Associates has
                    not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
                (c) During the last five years, Healthcare Associates has
                    not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws.

            5.  (a) EGS Private Healthcare Partnership, L.P. ("Healthcare
                    Partnership") is a Delaware limited partnership. Healthcare Partnership's principal business is to invest and trade in the securities of companies transacting business in the health care industry. The address of Healthcare Parthership's principal business and principal office is 350 Park Avenue, 11th Floor, New York, New York, 10022.
                (b) During the last five years, Healthcare Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
                (c) During the last five years, Healthcare Partnership has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws.

            6.  (a) EGS Private Healthcare Counterpart, L.P. ("Healthcare
                    Counterpart") is a Delaware limited partnership. Healthcare Counterpart's principal business is to invest and trade in the securities of companies transacting business in the health care industry. The address of Healthcare Counterpart's principal business and principal office is 350 Park Avenue, 11th Floor, New York, New York, 10022.
                (b) During the last five years, Healthcare Counterpart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
                (c) During the last five years, Healthcare Counterpart has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws.

            7.  (a) Frederic Greenberg;
                (b) Mr. Greenberg's business address is P.O. Box 400,
                    Sugarloaf Shores, Florida 33044;
                (c) Mr. Greenberg's principal occupation or employment is as managing member of Greenberg Healthcare Partners, LLC, which principal business is to provide investment management and administrative services to investment funds and individual management accounts. The address of Greenberg Healthcare Partners, LLC is P.O. Box 400, Sugarloaf Shores, Florida 33044.
                (d) During the last five years, Mr. Greenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
                (e) During the last five years, Mr. Greenberg has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws; and
                (f) Mr. Greenberg is a United States citizen.

            8.  (a) Abhijeet Lele;
                (b) Mr. Lele's business address is One Lafayette Place, 2nd
                    Floor, Greenwich, Connecticut 06830;
                (c) Mr. Lele's principal occupation or employment is as
                    managing member of Healthcare Associates, which principal business and address is provided in section 4 of this Item, and as managing member of EGS Private Healthcare Management, LLC ("Healthcare Management"), which principal business is to manage the investments of Healthcare Partnership and Healthcare Counterpart and which address is at One Lafayette Place, 2nd Floor, Greenwich, Connecticut 06830.
                (d) During the last five years, Mr. Lele has not been
                    convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
                (e) During the last five years, Mr. Lele has not been a
                    party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws; and
                (f) Mr. Lele is a United States citizen.

            The reporting entities and persons listed in numbers 1 through 8 of this Item are hereinafter, together, referred to as the "Reporting Persons."

Item 3.     Source and Amount of Funds or Other Consideration

            As of January 31, 2003, the Issuer and certain purchasers entered into a Common Stock and Warrant Purchase Agreement (the "Purchase Agreement"), filed herewith as Exhibit 10.1 and incorporated herein by reference, pursuant to which, among other things, (i) Healthcare Partnership, for a total purchase price of $882,291.30, purchased 717,310 shares of the Issuer's Common Stock and a warrant to purchase 286,924 shares of the Issuer's Common Stock, and (ii) Healthcare Counterpart, for a total purchase price of $126,041.79, purchased 102,473 shares of the Issuer's Common Stock and a warrant to purchase 40,989 shares of the Issuer's Common Stock. The warrants, filed herewith as exhibits 10.2 and
      10.3 and incorporated herein by reference, entitle each of Healthcare Partnership and Healthcare Counterpart to purchase their respective number of shares of Common Stock at an initial exercise price equal to $1.6943 per share at any time from August 1, 2003 until 5:00 P.M. on July 31, 2008.

            As of December 30, 2002, the Issuer, Healthcare Partnership and Healthcare Counterpart executed a Bridge Loan and Security Agreement (the "Security Agreement"), as well as accompanying Bridge Notes, pursuant to which, among other things, Healthcare Partnership loaned $875,000 to the Issuer and Healthcare Counterpart loaned $125,000 to the Issuer. The outstanding principal amounts and interest owing under the Bridge Notes pursuant to the Security Agreement were used by Healthcare Partnership and Healthcare Counterpart to pay the purchase price under the Purchase Agreement.

            In addition, in their capacity as investment funds investing and trading in the securities of health care companies, each of Pharm/Med Tech Fund, Strategic Healthcare, Healthcare Partnership and Healthcare Counterpart have purchased Common Stock and/or warrants of the Issuer at various times since November of 1998, using capital contributions provided by the funds' investors. Also, Mr. Frederic Greenberg has separately acquired Common Stock of the Issuer and Mr. Abhijeet Lele, as a director of the Issuer, has been separately granted an option to purchase Common Stock of the Issuer.

Item 4.     Purpose of Transaction

            The transaction which necessitated the filing of this Schedule 13D is the execution of the Common Stock and Warrant Purchase Agreement described in Item 3, above. The purpose of the transaction was to increase Healthcare Partnership and Healthcare Counterpart's investment in the Issuer. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

Item 5.     Interest in Securities of the Issuer

            As of the close of business on March 14, 2003 each of the Reporting Persons had the following respective interests in the securities of the Issuer:

      A.    Greenberg Management

      (a)   Amount beneficially owned: 259,380

            Percent of class: 1.7% The percentages used herein and in the rest of Item 5 are calculated based upon the 15,098,736 Shares issued and outstanding as of September 30, 2002 as reported on the Company's quarterly report on Form 10-QSB filed with the Securities and Exchange Commission by the Company for the quarter ended September 30, 2002.

      (b)   (i) Sole power to vote or direct the vote: -0-

            (ii) Shared power to vote or direct the vote: 259,380

            (iii) Sole power to dispose or direct the disposition: -0-

            (iv) Shared power to dispose or direct the disposition: 259,380

      (c)   None.

      (d)   Not applicable.

      B.    Pharm/Med Tech Fund

      (a)   Amount beneficially owned: 215,682

            Percent of class:  1.4%

      (b)   (i) Sole power to vote or direct the vote: -0-

            (ii) Shared power to vote or direct the vote: 215,682

            (iii) Sole power to dispose or direct the disposition: -0-

            (iv) Shared power to dispose or direct the disposition: 215,682

      (c)   None.

      (d)   Not. Applicable.

      C.    Strategic Healthcare

      (a)   Amount beneficially owned: 43,698

            Percent of class: 0.3%

      (b)   (i) Sole power to vote or direct the vote: -0-

            (ii) Shared power to vote or direct the vote: 43,698

            (iii) Sole power to dispose or direct the disposition: -0-

            (iv) Shared power to dispose or direct the disposition: 43,698

      (c)   None.

      (d)   Not applicable.

      D.    Healthcare Associates

      (a)   Amount beneficially owned: 2,647,696

            Percent of class:  16.8%

      (b)   (i) Sole power to vote or direct the vote: -0-

            (ii) Shared power to vote or direct the vote: 2,647,696

            (iii) Sole power to dispose or direct the disposition: -0-

            (iv) Shared power to dispose or direct the disposition: 2,647,696

      (c)   None.

      (d)   Not applicable.

      E.    Healthcare Partnership

      (a)   Amount beneficially owned: 2,316,734

            Percent of class:  14.8%

      (b)   (i) Sole power to vote or direct the vote: -0-

            (ii) Shared power to vote or direct the vote: 2,316,734

            (iii) Sole power to dispose or direct the disposition: -0-

            (iv) Shared power to dispose or direct the disposition: 2,316,734

      (c)   None.

      (d)   Not applicable.

      F.    Healthcare Counterpart

      (a)   Amount beneficially owned: 330,962

            Percent of class: 2.2%

      (b)   (i) Sole power to vote or direct the vote: -0-

            (ii) Shared power to vote or direct the vote: 330,962

            (iii) Sole power to dispose or direct the disposition: -0-

            (iv) Shared power to dispose or direct the disposition: 330,962

      (c)   None.

      (d)   Not applicable.

      G.    Frederic Greenberg

      (a)   Amount beneficially owned: 2,927,076

            Percent of class: 18.4%

      (b)   (i) Sole power to vote or direct the vote: 20,000

            (ii) Shared power to vote or direct the vote: 2,907,076

            (iii) Sole power to dispose or direct the disposition: 20,000

            (iv) Shared power to dispose or direct the disposition: 2,907,076

      (c)   None.

      (d)   Not applicable.

      H.   Abhijeet Lele

      (a)  Amount beneficially owned: 2,661,696

           Percent of class: 16.8%

      (b)  (i) Sole power to vote or direct the vote: 14,000

           (ii) Shared power to vote or direct the vote: 2,647,696

           (iii) Sole power to dispose or direct the disposition: 14,000

           (iv) Shared power to dispose or direct the disposition: 2,647,696

      (c)  None.

      (d)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            Mr. Frederic Greenberg, along with Mr. Shekhar K. Basu, is Managing Member of Greenberg Management. Greenberg Management is the general partner of Pharm/Med Tech Fund, and Mr. Greenberg, as Managing Member of Greenberg Management, is primarily responsible for investment decisions made on behalf of Pharm/Med Tech Fund and, in such capacity, has primary authority over the voting and disposition of shares held by Pharm/Med Tech Fund. Greenberg Management is also the Investment Adviser for Strategic Healthcare, and in such capacity, in general, Mr. Greenberg manages Strategic Healthcare's investment activities subject to the general control of the Directors, and has primary authority over the voting and disposition of shares held by Strategic Healthcare.

            Mr. Frederic Greenberg is a Managing Member of Healthcare Associates, which is the general partner of both Healthcare Partnership and of Healthcare Counterpart, and Mr. Greenberg has primary control over the investments of Healthcare Partnership and Healthcare Counterpart as well as primary authority over the voting and disposition of shares held by Healthcare Partnership and Healthcare Counterpart.

            Mr. Abhijeet Lele is employed by Healthcare Management, and, along with Mr. Frederick Greenberg, is a Managing Member of Healthcare Management, which manages the investments of Healthcare Partnership and Healthcare Counterpart. In his capacity as an employee and a Managing Member of Healthcare Management, Mr. Lele is the primary day-to-day manager of the investments made by Healthcare Partnership and Healthcare Counterpart, subject to the control of Mr. Greenberg, who is the controlling Managing Member of Healthcare Management. Mr. Greenberg and Mr. Lele share authority over the voting and disposition of shares held by Healthcare Partnership and Healthcare Counterpart pursuant to the arrangement described in this and in the preceding paragraph.

            As of January 31, 2003, the Issuer, Healthcare Partnership and Healthcare Counterpart, among others, executed a Purchase Agreement, pursuant to which Healthcare Partnership and Healthcare Counterpart purchased certain Common Stock and warrants of the Issuer. The Purchase Agreement transaction is more fully described in Item 3, above, which description is incorporated herein by reference, and the Purchase Agreement is filed herewith as Exhibit 10.1 and is incorporated herein by reference. The warrants received by Healthcare Partnership and Healthcare Counterpart as part of the transaction are filed herewith as Exhibits 10.2 and 10.3, respectively, and are incorporated herein by reference. Additionally, pursuant to the terms of the Purchase Agreement, the Issuer, Healthcare Partnership and Healthcare Counterpart, among others, executed a Registration Rights Agreement, pursuant to which the Issuer is required to register certain Registrable Shares with the Securities and Exchange Comission. The Registration Rights Agreement is filed herewith as Exhibit
      10.4 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

        Exhibit
        -------

        10.1 Common Stock and Warrant Purchase Agreement, dated as of January 31, 2003, by and between EP Medsystems, Inc. and the Purchasers named therein.

        10.2 Warrant for the Purchase of 286,924 Shares of Common Stock, dated as of January 31, 2003 (Warrant No. EP2003-5), executed by EP Medsystems, Inc. in favor of EGS Private Healthcare Partnership, L.P.

        10.3 Warrant for the Purchase of 40,989 Shares of Common Stock, dated as of January 31, 2003 (Warrant No. EP2003-6), executed by EP Medsystems, Inc. in favor of EGS Private Healthcare Counterpart, L.P.

        10.4 Registration Rights Agreement, dated as of January 31, 2003, between EP Medsystems, Inc. and the Purchasers to the Common Stock and Warrant Purchase Agreement.

        99.1 Joint Filing Statement of Frederic Greenberg, Abhijeet Lele, Greenberg Management, Pharm/Med Tech Fund, Strategic Healthcare, Healthcare Associates, Healthcare Partnership and Healthcare Counterpart.

                                   SIGNATURES

      After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      March 18, 2003


                                         /s/ Frederic Greenberg
                                       -----------------------------------------
                                       Frederic Greenberg, individually, as a
                                       member of Greenberg Healthcare
                                       Management, LLC and EGS Private
                                       Healthcare Associates, LLC, as a
                                       member of Greenberg Healthcare
                                       Management, LLC on behalf of The
                                       Pharmaceutical/Medical Technology Fund,
                                       L.P. and the Strategic Healthcare
                                       Investment Fund and as a member of EGS
                                       Private Healthcare Associates, LLC on
                                       behalf of EGS Private Healthcare
                                       Partnership, L.P. and EGS Private
                                       Healthcare Counterpart, L.P.


                                         /s/ Abhijeet Lele
                                       -----------------------------------------
                                       Abhijeet Lele, individually